UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 2
Under the Securities Exchange Act of 1934

TEXHOMA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

882898208
(CUSIP Number)

Valeska Energy Corp.
100 Highland Park Village #200
Dallas, Texas 75205

Telephone: (214) 295-3380

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Valeska Energy, Inc.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Nevada

| 7 | Sole Voting Power
Number of	285,257,621 voting shares (see Item 5 below)
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each
Reporting
Person With	| 9 | Sole Dispositive Power
44,400,000 shares of common stock and
1,000 shares of Series A Preferred Stock

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
104,400,000 shares of common stock;
60,000,000 options to purchase shares of the registrant’s common stock; and
1,000 shares of Series A Preferred Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
18.1% of the outstanding common stock;
100% of the outstanding Series A Preferred Stock; and
57.7% of the total outstanding voting shares

| 14 |	Type of Reporting Person
CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 100 Highland Park Village #200, Dallas, Texas 75205.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Valeska Energy, Inc. (“Valeska”).  The shares of common stock and preferred stock held by Valeska are beneficially owned by Daniel Vesco, the Company’s Chief Executive Officer.  Mr. Vesco owns a majority of the outstanding shares of common stock of Valeska through an entity which he controls, and is a Director and Chief Executive Officer of Valeska; additionally, Mr. Vesco has the voting and dispositive control over the shares of common stock and preferred stock held by Valeska.

(d)-(e)  During the last five years, Mr. Vesco and/or Valeska: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Vesco is a citizen of the United States and Valeska is organized under the laws of the State of Nevada.

Item 3. Source of Amount of Funds or Other Compensation

On or about June 8, 2007, the Company issued Valeska Energy Corp. (“Valeska”), which William M. Simmons was the President and Chief Executive Officer of and which shareholdings Mr. Simmons was deemed to beneficially own, an aggregate of 15,200,000 shares of its common stock in connection with a Management Services Agreement entered into between the Company and Valeska.

On or about June 8, 2007, a third party, transferred 1,000,000 shares of the Company’s common stock to William M. Simmons, the former President and Director of the Company and the former President of Valeska, and 1,000,000 shares of common stock to Valeska, in consideration for Mr. Simmons agreeing to become an officer and Director of the Company.

On or about August 13, 2007, the Company issued 1,000 shares of Series A Preferred Stock (“Series A Preferred Stock”) to Valeska in consideration for allowing Mr. Simmons and Mr. Vesco to enter into a Second Amendment to Management Services Agreement with the Company and to serve as the Company’s officers and Directors.  The shares of Series A Preferred Stock have no dividend rights, no liquidation preference, and no conversion or redemption rights. However, the one thousand (1,000) shares of Series A Preferred Stock have the right, voting in aggregate, to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote of the Company.

In August 2007, in connection with the Second Amendment to Management Services Agreement with Valeska, the Company agreed to issue Valeska 10,000,000 shares of the Company’s restricted common stock and cashless options to purchase 60,000,000 shares of the Company’s common stock at an exercise price of $0.02 per share which price was greater than 110% of the trading value of the Company’s common stock on the grant date of such options.

In January 2008, the Company issued 18,200,000 shares of common stock to Valeska in consideration for Valeska’s services in bringing current the Company’s financial statements and accounts and making application to reinstate the Company on the Over the Counter Bulletin Board, as provided in the Amendment to Management Services Agreement.

William M. Simmons previously served as President and Chief Executive Officer of Valeska and therefore indirectly beneficially owned the shares owned by Valeska.  On April 20, 2008, Mr. Simmons resigned as President and Chief Executive Officer of Valeska, and therefore no longer indirectly beneficially owns the 44,400,000 shares of the Company’s common stock, 60,000,000 options to purchase shares of the Company’s common stock and the 1,000 shares of the Company’s preferred stock.  Concurrently with his resignation from Valeska, Mr. Simmons also resigned as President and Director of the Company.

As a result of Mr. Simmons’ resignation, Mr. Vesco, the Company’s Chief Executive Officer and the Chief Executive Officer of Valeska became the beneficial owner of the shares and options held by Valeska.

Item 4. Purpose of Transaction

Valeska acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Valeska may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Valeska also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Valeska does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Valeska beneficially owns 44,400,000 shares of common stock, 60,000,000 options to purchase shares of the Company’s common stock and 1,000 shares of the Company’s Series A Preferred Stock, giving it the ability to vote 359,516,805 voting shares, or 57.7% of our voting shares, based on 231,412,224 shares of common stock issued and outstanding as of the date of the Company’s last filing with the Commission, an additional 60,000,000 shares outstanding assuming the exercise of the options for a total of 622,678,008 voting shares, based on the outstanding shares of Series A Preferred Stock being able to vote an amount of voting shares equal to 51% of our then outstanding voting shares on any shareholder votes.

(b)
Valeksa has the sole power to vote or to direct the vote of 299,516,805 voting shares (which amount does not include 60,000,000 options to purchase shares of the Company’s common stock, which have not been exercised to date, but which shares Valeska is deemed to beneficially own), and the sole power to dispose or to direct the disposition of 44,400,000 shares of common stock, 60,000,000 options to purchase shares of the Company’s common stock and 1,000 shares of Series A Preferred Stock which are beneficially owned by Valeska.

(c)	Valeska acquired the common stock, options and Series A Preferred Stock as a result of the transactions discussed in Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Valeska.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008

Valeska Energy, Inc.

By:	/s/ Daniel Vesco
Daniel Vesco
Chief Executive Officer